GulfMark Offshore Reports
First Quarter 2003 Results

     HOUSTON - April 30, 2003--GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced a net loss for the first quarter of 2003 of $3.3 million, or $0.16 per share (basic), on revenues of $28.3 million. This compares to net income of $5.4 million, or $0.31 per share (diluted), on revenues of $29.8 million in the first quarter of 2002.

     Bruce Streeter, President and COO of the Company, said, "As we previously announced, our results for the quarter reflected weaker market conditions, the removal of several vessels from service for contract modifications as well as the acceleration of drydockings into the first quarter. The North Crusader was out of service during the quarter while undergoing modifications and mobilized to Brazil in April to act as the frontrunner for our newbuild Brazilian vessel. The Sea Searcher was also removed from service in March in preparation for a two-year contract in Southeast Asia that commenced in early April. Although the Highland Champion and Highland Warrior were both in layup for the entire quarter, we reactivated the Warrior in response to the improved market conditions and expect the Champion to reenter the market shortly. The strength of the North Sea market over the last four to five weeks is encouraging and we believe that the first quarter will be the low ebb."

     Revenues of $28.3 million for the first quarter of 2003 were $1.5 million below the same quarter one year ago and $5.0 million lower than the fourth quarter of 2002. The primary reasons for the $1.5 million decrease from the same quarter in 2002 was lower utilization, $5.7 million, partially offset by the $3.8 million in revenue from the newbuild vessels and $0.4 million resulting from slightly higher dayrates in the North Sea. Key factors impacting the $5.0 million revenue decrease from the fourth quarter of 2002 were $4.1 million related to lower utilization in the North Sea and Southeast Asia markets, and $1.1 million associated with decreased North Sea dayrates. Revenue generated from the three vessels that mobilized to new markets in the fourth quarter (Highland Legend, Highland Piper and Highland Bugler) and the effect of a full quarter of operation for the Highland Courage, delivered in December 2002, somewhat offset the utilization and dayrate impacts.

     Operating income of $0.4 million for the first quarter of 2003 was $8.2 million lower than the record first quarter in 2002 and $6.4 million lower than the fourth quarter of 2002 due principally to the decrease in revenues. Direct operating costs increased to $15.9 million, which was $3.6 million higher than the same quarter of 2002 and $0.6 million higher than the fourth quarter of 2002. The variance from one year ago is due principally to the increased number of vessels, $1.9 million, and the effects of stronger currencies in the UK and Norway, $1.5 million. Depreciation and amortization expense increased to $6.7 million in the quarter reflecting the newbuild deliveries and the effect of stronger currencies.

GulfMark Offshore, Inc.
Press Release
April 30, 2003

     The Highland Eagle, the newest of the Company's UT755-L design vessels, was delivered at the end of the first quarter. As had been announced earlier, both the Highland Monarch (UT755 design) and Highland Valor (UT722-L design) will be delivered at the beginning of the third quarter which will give the Company maximum vessel availability during the peak summer months. Capital expenditures during the first quarter of 2003 were $18.9 million including expenditures for drydocking of $2.2 million. The majority of the capital expenditures were related to the delivery of the Eagle, modifications to the North Crusader and Sea Searcher and progress payments on the balance of the newbuild program.

     At March 31, 2003 the Company had working capital of $12.1 million, including $8.1 million in cash. The Company had $19.0 million outstanding under the $100 million credit facility at the end of the first quarter associated with the newbuild deliveries.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 12:00 Noon EDT/11:00 A.M. CDT on Thursday, May 1, 2003. Those interested in participating in the conference call should call 888/273-9885 (612/332-0632, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.vcall.com. A replay will be available after the conference call at 3:30 p.m. Eastern time on May 1, 2003 through May 3, 2003 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 682817. A replay will be available for approximately 30 days through the Internet and can be accessed by visiting the above website.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-six (56) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
April 30, 2003

OPERATING RESULTS
(in 000's except per share amounts)

	Three Months Ended March 31,
	------------	-------------
	2003	2002
	------------	-------------
Revenues	$28,271	$29,775
Direct operating expenses	15,943	12,362
Bareboat charter expense	2,456	2,182
General and administrative expenses	2,757	2,188
Depreciation and amortization	6,725	4,442
	------------	-------------
Operating Income	390	8,601
Interest expense, net of interest income	(3,369)	(3,064)
Minority interest	--	134
Other	(432)	285
	------------	-------------
Income (loss) before income taxes	(3,411)	5,956
Income tax (provision) benefit	152	(593)
	------------	-------------
Net income (loss)	$(3,259)	$5,363
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BASIC EARNINGS (LOSS) PER SHARE:
NET INCOME (LOSS)	$(0.16)	$0.32
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DILUTED EARNINGS (LOSS) PER SHARE:
NET INCOME (LOSS)	$(0.16)	$0.31
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Weighted average common shares	19,908	16,868
Weighted average diluted common shares	19,908	17,298

Revenue By Region (000's)
North Sea based fleet	$21,037	$23,154
Southeast Asia based fleet	3,625	4,029
Brazil based fleet	3,609	2,592

Rates Per Day Worked
North Sea based fleet	$10,679	$10,072
Southeast Asia based fleet	5,272	4,709
Brazil based fleet	10,449	10,666

Overall Utilization %
North Sea based fleet	76.7%	92.7%
Southeast Asia based fleet	66.5%	80.0%
Brazil based fleet	98.1%	92.5%

Average Owned or Chartered
North Sea based fleet	29.1	27.7
Southeast Asia based fleet	12.0	12.0
Brazil based fleet	4.0	3.0
	------------	-------------
Total	45.1	42.7
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